Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:    + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

26th August 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to Company’s disclosures under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 dated 5th April 2025 and 31st May 2025, wherein the Company had informed the exchanges about the following:

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Receipt of a show cause notice from the Office of the Assistant Commissioner of Income Tax, circle 8(1), Hyderabad (“Income Tax Authority”) on April 4, 2025 u/s sub-section (1) of section 148A of the Income-tax Act, 1961 (“Act”) requiring to respond as to why notice u/s 148 should not be issued for assessment of income alleged to be escaped from tax consequent to the merger of Dr. Reddy’s Holding Limited (DRHL) into Dr. Reddy’s Laboratories Limited (DRL) under the scheme of amalgamation approved by the National Company Law Tribunal (NCLT), Hyderabad.

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Receipt of an order under Section 148A(3) of the Act, dated 30th May 2025, issued by the Income Tax Authority deeming it appropriate to issue a notice under Section 148 to assess or reassess the income for the Assessment Year 2020-21 and simultaneous issue of notice u/s 148 of the Act. .

Present Status:

In this connection, the Company, filed a Writ petition (Civil) before the Hon’ble High Court of Telangana (“Hon’ble High Court”) inter alia seeking quashing of the impugned order and the reassessment proceedings on various grounds.

The Hon’ble High Court heard the matter and based on the copy of the interim order as uploaded on the website of the Hon’ble High Court on 25th August, 2025, the Company hereby informs that the Hon’ble High Court has granted an interim stay on the impugned order under Section 148A(3) and on the reassessment notice under Section 148 of the Act, till the next date of hearing.

The Company strongly believes that there is no escapement of tax pursuant to the said merger scheme. Further, the Company is closely monitoring the issue and will take actions as required, appropriately.

The said scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR